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VIA EDGAR CORRESPONDENCE

October 27, 2005

W. Bradshaw Skinner

Branch Chief – Accounting

Office of Computers and Online Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mentor Graphics Corporation
Form 8-K Dated July 29, 2005
Filed July 29, 2005
File No. 0-13442

Dear Mr. Skinner:

This letter sets forth the response of Mentor Graphics Corporation (the “Company”) to oral comments received on October 20, 2005 from your colleague Marc Thomas to the Company’s letter dated September 27, 2005. That letter was in response to the Staff’s initial comments in respect of the above-referenced filing, which we received by letter dated August 26, 2005 (the “Comment Letter”).

The specific points raised by Mr. Thomas in our telephone conversation were in reference to the Company’s proposed policy for presenting non-GAAP financial information in future filings. The particular proposals from the Company’s response letter, together with my summary of Mr. Thomas’ comments and the Company’s response, are set forth below:

1. Amortization Charges

Response Letter Proposal: “Amortization charges for our intangible assets are inconsistent in amount and frequency and are significantly impacted by the timing and magnitude of the company’s acquisition transactions. We therefore consider our operating results without these charges when evaluating our core performance. Generally, the most significant impact to the company’s net income (loss) is in the first twelve months following the acquisition.”

Staff Oral Comment: Delete the last sentence.

Company Response: The last sentence will be deleted in future earnings announcements and 8-K filings.

October 27, 2005

2. Special Charges

Response Letter Proposal: “Special charges are primarily severance related and are due to the company’s reallocation or reduction of personnel resources driven by modifications of business strategy or business emphasis and by assimilation of acquired businesses. These costs are originated based on the particular facts and circumstances of business decisions and can vary in size. Special charges also include excess facility and asset-related restructuring charges. These charges are not specifically included in the company’s annual operating plan and related budget due to the rapidly changing technology and competitive environment in our industry. We therefore exclude them when evaluating our managers’ performance internally.”

Staff Oral Comment: Delete the reference to reallocation and break out specifics for special charges by category.

Company Response: The reference to reallocation will be deleted, and specifics for special charges by category will be shown in the footnotes to the reconciliation of non-GAAP results to GAAP results, in future earnings announcements and 8-K filings.

3. Merger and Acquisition Charges

Response Letter Proposal: “Merger and acquisition charges are in- process R&D charges, which are largely disregarded as acquisition decisions are made and which often result in charges that vary significantly in size and amount. Management excludes these charges when evaluating the impact of an acquisition transaction and our ongoing performance.”

Staff Oral Comment: Break out specific amounts.

Company Response: Specific amounts will be broken out in future earnings announcements and 8-K filings in the footnotes to the reconciliation of non-GAAP results to GAAP results. Immaterial amounts may be combined.

4. Income Tax Adjustments

Response Letter Proposal: “Income tax expense (benefit) is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration the company’s long-term tax structure. We use a normalized effective tax rate of 17%, which reflects the weighted average tax rate applicable under the various tax jurisdictions in which the company operates assuming current year forecasted geographic business mix. This rate is subject to change as the geographic business mix and statutory tax rates and their effect on the weighted average tax rate differ over time. Our GAAP tax rate for the six months ended June 30, 2005 is 52% and assumes a pre-tax profit for the year overall resulting in a tax benefit in our 2005 six month GAAP results. This tax rate is substantially impacted by minor changes in forecasted earnings as pre-tax income for the year is currently projected to be near break-even, which exacerbates the effect of certain mandatory payments in some jurisdictions on our overall expected tax rate. Our adjustment for tax related items in 2005 applies this normalized rate to our non-GAAP pre-tax loss, and thereby reduces the unusually large benefit for taxes reflected in

October 27, 2005

our GAAP results. Our adjustment for tax-related items in 2004 primarily reflects the elimination of the additional tax charge associated with a one-time intercompany tax dividend of $120 million, in addition to the tax impact of other previously described non-GAAP adjustments.”

Staff Oral Comment: Explain the difference between the GAAP tax rate and the normalized effective rate used for the non-GAAP presentation.

Company Response: The GAAP tax rate and the normalized effective rate will be reconciled in future earnings announcements and 8-K filings.

*            *            *

Please call the undersigned at (202) 637-2242 or Mark Stegemoeller at (213) 891-8948.

Very truly yours,

/s/ John J. Huber

John J. Huber

of LATHAM & WATKINS LLP

cc: Marc D. Thomas